UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

http://www.sec.gov

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

29259J303

(CUSIP Number)

For the Issuer:

Securities Counselors, Inc.

1333 Sprucewood Lane

Deerfield, Illinois 60015

(847) 828-3700

Copy, To:

For the Reporting Person:

Phillip E. Ruben, Esq.,

Firsel Ross

2801 Lakeside Drive

Suite 207

Bannockburn, IL 60015

(847) 582-9901

(Name, Address, and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29259J303

1.	Name of Reporting Person: SEBASTIEN C. DUFORT Taxpayer I. D. No.: 82-3715495

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,100,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,100,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,100,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 32.6%

14.	Type of Reporting Person IN

CUSIP No. 29259J303

ITEM 1. SECURITY AND ISSUER. This schedule pertains to the common stock, $0.001 par value per share ("Common Stock"), of Encounter Technologies, Inc., a Colorado corporation ("Issuer"). The CUSIP Identifier associated with the Issuer's Common Stock 29259J303. The Issuer's Common Stock is quoted over-the-counter on the Link Alternative Trading System, which is managed and overseen by OTC Markets Group, Inc., under the symbol "ENTI" (US.ENTI.PK).

The mailing address for the Issuer's principal executive office is 4100 West Flamingo Road, Suite 2750, in Las Vegas, Nevada. The Issuer's principal phone number is (702) 546-6480, and, the Issuer maintains a website at http://www.enticolorado.com.

ITEM 2. IDENTITY AND BACKGROUND. The name of the reporting person hereunder is Sebastien C. DuFort ("Reporting Person"). The Reporting Person's business address is 200 West Sixth Street in Lockport, Illinois.

The Reporting Person serves as the Chairman, President, and Chief Executive Officer of IDGreen Corp. f/k/a IDGlobal Corp., a Colorado corporation, the common voting equity securities of which are quoted over-the-counter on Link Alternative Trading System, which is managed and overseen by OTC Markets, Inc., under the symbol "IDGC" (US.IDGC.PK). In addition, beyond February 2003, Mr. DuFort served as President of Voyager Petroleum, Inc., now known as USA Recycling Industries, Inc., the common voting equity securities of which are quoted over-the-counter since February 2003. Mr. DuFort has extensive financial and insurance experience both on the institutional and retail sides of the business. He has held the position of managing director of a consulting firm that helps to facilitate real estate transactions and has obtained funding in excess of one billion dollars for multiple projects through the years. Mr. DuFort was a consultant for Linsco Private Ledger (1997-2001), LaSalle Street. (2001-2003). In addition to his positions with IDGreen, Mr. DuFort is President of Farallon, Inc. a coffee procurement company that works with Café La Fortuna in Willowbrook, Illinois, which offers private-label coffee for Harbour Trading (which made Oprah’s Christmas List in 2017. Mr. DuFort also heads up Monochrome Corp., a Colorado corporation that specializes in CBD products, and, in December 2017, Mr. DuFort formed and organized Azure Blockchain Inc. in Colorado.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding the disclosures, as permitted, of traffic violations and similar misdemeanors).

During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or the finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The Reporting Person did not utilize any funds to effect the acquisition of the Issuer's Common Stock ("Acquisition") reported hereunder.

The consideration to the Issuer for the issuance of its Common Stock to the Reporting Person is described in the Common Stock Purchase Agreement, dated December 15, 2017, and described or referenced elsewhere in this schedule.

The Reporting Person and the Issuer view the Acquisition to be a "security-based swap" as such phrase and transaction are described in Exchange Act Release 34-64087 (dated, March 17, 2011) and/or in Exchange Act Release 34-64628 (dated, June 8, 2011).

The Reporting Person sold, transferred, assigned, and delivered the Issuer 71,100,000 shares of voting securities ("IDGC Control Stock") owned by him in IDGreen Corp. a/k/a IDGlobal Corp., a Colorado corporation, the common voting equity securities of which are quoted over-the-counter on the Link Alternative Trading System, which is managed and overseen by OTC Markets Group, Inc., under the symbol "IDGC" (US.IDGC.PK) ("IDGC"), in exchange for the issuance to him of the Issuer's Common Stock.

The shares of the Reporting Person's Common Stock acquired by him pursuant to the Acquisition are fully-paid and non-assessable.

ITEM 4. PURPOSE OF TRANSACTION. The Issuer's purpose of the transaction with the Reporting Person is to promote the collective growth and development of the Issuer and IDGC, for which the Reporting Person serves as its Chairman, President, and Chief Executive Officer, for the specific purpose of inter-exchanging the collective business strategies and knowledge of each of the Reporting Person and the Issuer's Chief Executive Officer, Randolph S. Hudson, the shareholders and investors of the Issuer, and IDGC.

As the result of the transaction with the Reporting Person, the Issuer acquired 51% voting control in IDGC by acquiring IDGC Control Stock from the Reporting Person. As such, there were certain limitations imposed on the Reporting Person and the Issuer with respect to any disposition in future by the Issuer of IDGC, its assets, and any subsidiary. The key to these impositions and limitations is the fact that the Issuer's control stockholder must approve any such sale together with the Reporting Person and the Issuer's Board of Directors must unanimously approve any such disposition of IDGC, any of its assets, or any subsidiary of IDGC.

CUSIP No. 29259J303

As of the date of this schedule, there is no contract or other arrangement with the Issuer that provides for the Reporting Person to purchase additional shares of the Issuer's Common Stock. However, the Issuer contemplates, following the events described below under this item fourth that, the Issuer will compensate the Reporting Person for serving on its board of directors, and for other matters' consultant for the business affairs of the Issuer and/or its subsidiaries, in shares of the Issuer's Common Stock. Under any registered, qualified stock option plan, the Reporting Person would have the ability to purchase additional shares in the Issuer, in addition to those shares which are granted or awarded to him for his services to the Issuer.

The Issuer is conducting a number of extraordinary corporate actions that the Issuer's Board of Directors anticipate will better serve its shareholders and others conducting business with it, and, which will better serve IDGreen's shareholders and investors. To that extent, the Issuer will be filing a preliminary information statement on Schedule 14-C not later than 12 January to describe the corporate actions that were unanimously adopted by the Issuer's Board of Directors and approved by the written consent of the Issuer's control shareholder.

The specific corporate actions are (a) the split down of the Issuer's Common Stock at the ratio of 1:15,000 shares; (b) to change the Issuer's Public Company Accounting Oversight Board ("PCAOB")-qualified certifying public accountant; (c) to convert the shares of the holders of the Issuer's Series B Preferred Stock to Common Stock; (d) to eradicate the Issuer's authorization to issue Series B Preferred Stock; (e) to eradicate the Issuer's authorization to issue Series C Preferred Stock; (f) to restate the Issuer's Articles of Incorporation (x) to restate the Issuer's authorized capital; and (g) to authorize the issuance to those persons who are to receive shares of the Issuer's Common Stock prior to the effectiveness of the reverse split; (h) to authorize the Issuer's President to file a notification of corporate actions with FINRA and to authorize him to undertake the specific corporate actions ("Corporate Actions").

As the result of the transaction with the Reporting Person, the Issuer does not contemplate selling, transferring, or disposing of any of its assets, nor of those held in any of its active or dormant subsidiaries.

The Issuer's Articles of Incorporation, as amended, provide that the Issuer is required to have at least one person to serve on its Board of Directors. Prior to the transaction that is subject to this schedule, the Issuer's President, Randolph S. Hudson, was the only member of the Issuer's Board of Directors. As the result of the transaction being reported herein, the Reporting Person was appointed to the Issue's Board of Directors. The terms of the Issuer's appointment provide that he shall serve until he resigns, until his death, or by operation of law. There are no proposals to fill additional vacancies on the Issuer's Board of Directors; however, should the Issuer acquire any new asset, it may be a condition to the acquisition, and depending on the asset's value and the terms of financing the acquisition of the asset, to appoint the seller of the asset, or his representative, to the Issuer's Board of Directors as inducement for any seller to enter into a transaction with the Issuer.

As of the date of the even reported herein, there has not been any material change in the present capitalization or dividend policy of the Issuer. However, as the result and as parts of the Corporate Actions, the Issuer will be effecting a split down of its Common Stock at the ratio of 1:15,000, the conversion of the holders shares in the Issuer's Series B Preferred Stock to Common Stock at the required ratio of 4:1, the cancellation of the Issuer's Series B Preferred Stock, the cancellation of the Issuer's Series C Preferred Stock, and the restatement of the Issuer's Articles of Incorporation; whereby, the capital stock of the company will be restated to authorize the Issuer to issue 250,000,000 shares of Common Stock and 75,000,000 shares of Series A Preferred Stock. The Corporate Actions shall be subject to review by FINRA. Due to FINRA's review, the Issuer is uncertain when the Corporate Actions will become effective, if at all.

On November 24, 2017, the Issuer filed a notification on Form N-8A with the Commission. Pursuant to the Issuer's notification thereunder, the Issuer became subject to the Investment Company Act of 1940 ("1940 Act"), and, the Issuer is required to file a registration statement under the Securities Act of 1933 or the 1940 Act with the Commission not later than March 24, 2018. At present the Issuer will be reviewing its policies to fully observe the requirements and provisions that govern 1940 Act companies. Presently, the Issuer has no plans or proposals to change its investment policy; however, if the Issuer must become compliant with the rules and regulations of the 1940 Act, the Issuer may have to adjust its investment policy.

Each of the Issuer's Articles of Incorporation, as amended, its bylaws, or any other instrument, does not contain any provision to restrict or impede a change in control of the Issuer. Notwithstanding this fact, the Issuer's control stock is that of its Series A Preferred Stock, the shares of which have preferential and superior voting rights over the shares of the Issuer's Common Stock. Consequently, the holder of the Issuer's control stock may approve or disapprove any corporate action or material event of the Issuer and may override any action(s) undertaken by the holders of the Issuer's Common Stock, unless pursuant to the terms of any validly enforceable agreement or other voting arrangement with the holders of the Issuer's Common Stock. As of the date of this schedule, there is no voting agreement between the Issuer's control stockholder and the holder of any shares of Common Stock, except, as to the disposition by the Issuer of IDGC, its assets, or its subsidiaries.

CUSIP No. 29259J303

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

As of the date of this schedule, the Issuer has issued 28,865,593,734 shares of its Common Stock. Under the transaction being reported on this schedule, the Issuer issued the Reporting Person 7,100,000,000 shares of Common Stock, which is included in the aforesaid aggregate amount. The Reporting Person is the beneficial owner of the aforementioned shares of the Issuer's Common Stock and his percentage ownership of the Issuer's total issued and outstanding Common Stock is 32.6%. The Reporting Person is not a member of any voting group, as that term is defined in Section 13(d)(3) of the Act. The Reporting Person and the Issuer did timely comply with ownership disclosure requirements pursuant to Section 16(a) of the Act, and did timely file the same with the Commission.

The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Issuer's Common Stock, which is the subject of this schedule.

The transaction reported on this schedule is the only transaction that required the filing of a Schedule 13D within the 60 days prior to the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. The Issuer and the Reporting Person do not have any understanding with respect to any preferential voting group or collective, and, the Reporting Person is not a member of any voting group with any holder of the Issuer's Series A Preferred Stock or Common Stock.

The only arrangement the Issuer and the Reporting Person agreed to in regard to the underlying transaction that required the filing of this schedule. The conditions to the stock purchase agreement between the Issuer the Reporting Person that resulted in the Issuer's succession to the voting control of IDGC are that, the Reporting Person was appointed to the Issuer's Board of Directors and that the Issuer's control stockholder must approve any such sale together with the Reporting Person> Both the Issuer's and IDGC's Board of Directors must unanimously approve any disposition, sale, transfer, or liquidation of IDGC, any of its assets, or any of its subsidiaries.

There were no fees, commissions, or other financial instruments associated with or payable to any person or entity in connection with the transaction between the Issuer and the Reporting Person.

CUSIP No. 29259J303

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated December 18, 2017

at Village of Bannockburn, County of Lake, State of Illinois.

/s/ Sebastien C. DuFort
Sebastien C. DuFort
("Reporting Person")